UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to ___________

Commission file number 1-5224

Stanley Black & Decker
Retirement Account Plan
(Full title of the plan)

Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules
Stanley Black & Decker Retirement Account Plan
Years ended December 31, 2023 and December 31, 2022

Stanley Black & Decker Retirement Account Plan

Audited Financial Statements
and Supplemental Schedules

Years ended December 31, 2023 and December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Finance and Pension Committee of the Board of Directors
Stanley Black & Decker, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Stanley Black & Decker Retirement Account Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2023 and reportable transactions for the year then ended, together referred to as “supplemental information,” have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP
We have served as the Plan’s auditor since 2005.

Glastonbury, Connecticut
June 14, 2024

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2023

Participant Directed Total
Assets
Cash	$1,730,307
Investments, at Fair Value:
Stanley Black & Decker, Inc. Common Stock:
1,414,887 shares (cost $51,149,494)	138,800,415
Short-term Investments (cost $10,598,459)	10,598,459
Mutual funds (cost $96,027,726)	88,802,511
Common/Collective Trusts (cost $1,354,339,444)	1,909,777,767
2,149,709,459
Investments, at Contract Value:
Synthetic Investment Contracts	171,104,669
2,320,814,128
Dividends and interest receivable	43,779
Contribution receivable from employer	38,517,080
Contribution receivable from participants	541,053
Notes receivable from participants	26,464,520
Net assets available for benefits	$2,386,380,560

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Net Assets Available for Benefits

December 31, 2022

Participant Directed Total
Assets
Cash	$896,958
Investments, at Fair Value:
Stanley Black & Decker, Inc. Common Stock:
1,451,161 shares (cost $51,419,247)	109,011,214
Short-term Investments (cost $7,966,389)	7,966,389
Mutual funds (cost $98,543,454)	74,484,836
Common/Collective Trusts (cost $1,073,926,977)	1,369,648,391
1,562,007,788
Investments, at Contract Value:
Synthetic Investment Contracts	134,262,519
1,696,270,307
Dividends and interest receivable	21,067
Contribution receivable from employer	39,410,386
Contribution receivable from participants	382,744
Receivable from transferred plans	363,280,925
Notes receivable from participants from transferred plans	6,542,358
Notes receivable from participants	16,796,080
Net assets available for benefits	$2,122,703,867

See accompanying notes.

Stanley Black & Decker Retirement Account Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2023

Participant Directed Total
Additions
Investment income:
Dividends	$7,367,499
Interest	2,293,410
9,660,909
Employer contributions	41,407,013
Employee contributions	85,968,445
Rollovers	16,374,077
Net appreciation, net of investment expenses	392,957,696
546,368,140
Deductions
Distributions	(316,925,449)
Administrative expenses	(2,374,362)
(319,299,811)
Net increase before transfer from other plans	227,068,329
Transfers from other plans	36,608,364
Increase in net assets available for benefits	263,676,693
Net assets available for benefits at the beginning of the year	2,122,703,867
Net assets available for benefits at the end of the year	$2,386,380,560

See accompanying notes.

Stanley Black & Decker Retirement Account Plan
Notes to Financial Statements
December 31, 2023

1. Description of the Plan

The following brief description of the Stanley Black & Decker Retirement Account Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Overview

The Plan was most recently amended and restated in its entirety, effective January 1, 2016.

Effective January 11, 2023, the Plan accepted the transfer of all the assets and liabilities of the Excel Industries, Inc. Employees 401(k) Savings Plan (the "Excel Plan").

The Plan, which is designed as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of Stanley Black & Decker, Inc. and its U.S. affiliates (the “Company”). Generally, all U.S. employees of the Company are eligible to participate in the Plan. Certain employees, as described in the Plan document, are not eligible to participate in the Plan.

Eligible employees who are not “highly compensated” (as defined under the Plan), may elect to make before-tax, Roth, and after-tax contributions under the Plan of up to a total of 25% of pay for a pay period. Under certain circumstances, participants who have attained age 50 are permitted under the Code to make additional pre-tax or Roth contributions (“catch-up” contributions) to the Plan. Highly compensated employees may contribute up to 7% of pay for a pay period, on a pre-tax or Roth basis (plus “catch-up” contributions, if applicable), but may not make after-tax contributions to the Plan. A participant’s contributions (including, if applicable, “catch-up” contributions) and matching allocations are allocated to a “Choice Account.” A participant’s Choice Account is automatically credited with matching allocations with respect to a payroll cycle equal to 50% of the participant’s pre-tax and/or Roth contributions for the payroll cycle credited to such account, taking into account only pre-tax and Roth contributions that combined do not exceed 7% of compensation for the payroll cycle. Therefore, the maximum matching allocation with respect to a participant’s pre-tax and Roth contributions combined for a payroll cycle is 3.5% of the participant’s compensation for such payroll cycle with certain exceptions to this limit specified in the Plan document. “Catch-up” contributions are not eligible for matching allocations. The compensation recognized under the Plan for a year is subject to limits imposed under the Code. For 2023, the limit on annual compensation recognized under the Plan was $330,000.

The Plan was amended effective January 1, 2021 to include an automatic enrollment feature for eligible hired employees, with certain exceptions.

All amounts which are credited to a participant’s Choice Account may be invested as directed by the participant in one or more of the investment funds made available by the Plan administrator.

The allocations credited to a participant's Choice Account as of a date before July 1, 1998 (other than matching allocations credited after June 30, 1985 and other than a participant's after-tax contributions to the Plan) are guaranteed a cumulative minimum return by the Pension Plan for Hourly Paid Employees of Stanley Black & Decker, Inc. for the period or periods during which they are invested or reinvested in the Company Stock Fund. This guarantee provides that the investment return will not be less than an investment return based on two-year U.S. Treasury notes (but not less than 5% nor greater than 12.5%).

Choice Account Fund Investments

A participant may direct the investment of the funds credited to his or her Choice Account among certain investment funds made available under the Plan.

Core Account Allocations

The Plan also provides for separate allocations for certain eligible participants. The Core Account allocation for a Plan year is based on the eligible employee's age on December 31 of the allocation year and is determined based on a calendar quarter. In order to receive a Core Account allocation for a calendar quarter, an eligible Plan participant must be employed on the last day of such calendar quarter and must not be employed in a classification that is excluded from Core Account allocations according to the terms of the Plan. Eligible employees receive 2%, 4% or 6% of eligible pay, depending on the eligible participant’s age.

A participant may, at any time, direct the investment of the funds credited to his or her Core Account into a single Target Retirement Fund made available under the Plan.

Distributions and Vesting

Participants are fully vested in their own contributions and earnings thereon and amounts transferred or rolled over from other qualified plans on their behalf. Participants are vested in their matching allocations and Core Account allocations based on their number of years of service. Generally, allocations vest 100% after three or five years of service, with different vesting schedules applicable depending on the participant’s dates of employment. Certain participants, that were transferred in connection with a corporate transaction may be 100% vested in accordance with the terms of the Plan.

Generally, upon retirement, disability, death, or termination of employment, a participant is eligible to receive the vested value of his or her Plan account balance in a lump sum payment in cash or shares of the Company’s common stock, subject to specific distribution rules in certain situations set forth in the Plan document. If the value of a participant’s account balance is not more than $1,000, it automatically will be paid in a single lump sum cash payment unless the individual elects otherwise. In-service distributions at age 59 ½, hardship distributions and certain other in-service distributions are permitted in accordance with the terms of the Plan.

Notes Receivable from Participants

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts, with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant’s highest outstanding balance of loans from the Plan during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate, as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed, plus one percent (1%), which is generally payable, through payroll deductions, over a term of not more than five years. However, participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. As a general rule, a participant may not have more than one loan outstanding at any time.

Company Stock Fund

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Black & Decker, Inc. Common Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Black & Decker, Inc. Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the shares for which instructions are received from Plan participants.

In addition, the trust agreement provides that the trustee will respond to a tender or exchange offer with respect to the number of shares of Stanley Black & Decker, Inc. Stock in the Company Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. If a participant does not direct the trustee as to the manner in which to respond to a tender or exchange offer, such participant will be deemed to have directed the trustee not to tender or exchange shares of Stanley Black & Decker, Inc. Stock that are attributable to his or her interest in the Company Stock Fund. Any such shares with respect to which the trustee has not received timely instructions from a participant will not be tendered or exchanged.

Plan Termination

The Company reserves the right to amend or terminate the Plan at any time. Upon the termination of the Plan, the interest of each participant in the trust fund will become vested and will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

Separate Accounts

The Plan maintains separate accounts for participants. In addition to the participants' contributions, matching allocations, Core Account allocations, and the participants' loan payments, such accounts are credited with related gains, losses, and dividend and interest income.

Terminated Participants

At December 31, 2023 and 2022, benefit payments requested by terminated vested participants were $1,315,281 and $570,530, respectively.

Forfeited Accounts

During the years ended December 31, 2023 and 2022, amounts forfeited from non-vested accounts totaled $1,714,065 and $2,488,523, respectively. As of December 31, 2023 and 2022, the balance in the forfeited non-vested account totaled $678,033 and $66,383, respectively. Such forfeitures are applied under the terms of the Plan to fund matching allocations and Core Account allocations. Total forfeitures used to reduce employer contributions were $1,329,726 in 2023.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States.

Benefit payments to participants are recorded upon distribution.

Certain amounts reported in previous years have been reclassified to conform to the 2023 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

The Plan investments consist predominantly of shares of Stanley Black & Decker, Inc. Stock, short-term investments, mutual funds, common/collective trusts, and synthetic investment contracts. Stanley Black & Decker, Inc. Stock and the mutual funds are traded on a national exchange and valued at the last reported sales price on the last business day of the Plan year. The common/collective trusts are stated at fair market value on the last business day of the Plan year using independent pricing services. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value. The interest is paid out after month-end and reinvested at that time. The carrying amounts of all investments, excluding fully benefit-responsive investment contracts, are reported at fair value. Fully benefit-responsive investment contracts held in the Stable Value Fund are measured at contract value in the Statements of Net Assets Available for Benefits. Refer to Note 3, Investment Contracts, for more information.

Effective May 25, 2021, the assets of the Plan were held in trust by an independent corporate trustee, Principal Financial Group, (the "Trustee") pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Gains or Losses on Sales of Investments

Gains or losses realized on the sales of investments are determined based on average cost.

Expenses

Administrative expenses not paid by the Plan are paid by the Company. Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and reflected as a component of net appreciation/(depreciation).

3. Investment Contracts

As previously discussed in Note 2, Significant Accounting Policies, the Plan’s investment options include a Stable Value Fund, which invests in a diversified portfolio of fully benefit-responsive guaranteed investment contracts (“GICs”), including fixed maturity and constant duration synthetic GICs, and short-term investment funds.

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Plan and a benefit-responsive, book value wrap contract purchased for the portfolio. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased. Constant duration synthetic GICs consist of a portfolio of securities owned by the Plan and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded. The assets underlying the synthetic GICs may include U.S. Government securities, agency mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, corporate securities or Collective Investment Trusts (CITs).

The synthetic GICs allow participant-directed transactions to be made at contract value, which represents contributions plus interest earned, less benefits paid and transfers to other funds. However, withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. These events include the following: (1) employer-initiated events which would have a material and adverse impact on the Plan; (2) employer communications designed to induce participants to transfer from the fund; (3) competing fund transfer or violation of equity wash or equivalent rules in place; and (4) changes of qualification status of the employer or the Plan. In these instances, market value would likely be used to determine payouts to participants. In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that an event that would limit the Plan’s ability to transact with participants at contract value is probable.

The following table reflects the contract value for each type of fully benefit-responsive investment contract:

	December 31, 2023	December 31, 2022
Fixed Maturity Synthetic GICs	$53,631,976	$12,215,870
Constant Duration Synthetic GICs	117,472,693	122,046,649
Total	$171,104,669	$134,262,519

4. Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820 “Fair Value Measurement” defines, establishes a consistent framework for measuring, and expands disclosure requirements about fair value. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; other than quoted prices that are observable for the asset or liability; and assets or liabilities that are derived principally from, or corroborated by, observable market data by correlation or other means.

Level 3 - Assets or liabilities that are valued using unobservable inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of the relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Stanley Black & Decker, Inc. Stock Fund - A unitized stock fund consisting of Stanley Black & Decker Inc. common stock, which is valued at the closing price reported on the active market in which the stock is traded.

Short-term Investments - Valued at the closing price of similar assets in active markets.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trusts - Valued at the closing price of similar assets in active markets.

The following table summarizes the fair values, and levels within the fair value hierarchy in which the fair value measurements fall, for assets measured at fair value on a recurring basis:

	Fair Value at December 31, 2023
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker, Inc. Stock	$138,800,415	$138,800,415	$—	$—
Short-term Investments	10,598,459	—	10,598,459	—
Mutual Funds	88,802,511	88,802,511	—	—
Common/Collective Trusts	1,909,777,767	10,957,194	1,898,820,573	—
Total	$2,147,979,152	$238,560,120	$1,909,419,032	$—

	Fair Value at December 31, 2022
	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stanley Black & Decker, Inc. Stock	$109,011,214	$109,011,214	$—	$—
Short-term Investments	7,966,389	—	7,966,389	—
Mutual Funds	74,484,836	74,484,836	—	—
Common/Collective Trusts	1,369,648,391	11,048,189	1,358,600,202	—
Total	$1,561,110,830	$194,544,239	$1,366,566,591	$—
The availability of observable market data is monitored to assess the appropriate categorization of financial instruments within the fair value hierarchy.
The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2023 and 2022, there were no significant transfers in or out of level 3. In 2023, the Company classified the Stanley Black & Decker, Inc. Stock Fund, which consisted of Stanley Black & Decker, Inc. Common Stock as Level 1 asset. The amounts reported in the previous year for this unitized fund has been reclassified to conform to the 2023 presentation.

5. Related Party and Transactions with Parties-in-Interest

The majority of fees paid during 2023 for management and other services rendered by parties-in-interest were paid by the Plan. Fees paid by the Plan during 2023 were $2,374,362. A portion of the investment management fees and operating expenses are returned to the Plan based on revenue sharing arrangements, and are reflected as income. The income credited to the participants and not used to pay plan expenses in 2023 is $84,646. The Company pays for all other expenses not paid by the Plan.

The Plan invests in the common stock of Stanley Black & Decker, Inc., the Plan's sponsor, as referenced in the Statements of Net Assets Available for Benefits.

6. Income Tax Status

The Internal Revenue Service (“IRS”) has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Code and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status. An updated determination letter regarding the Plan was issued by the IRS on August 2, 2017, at which time the IRS stated that the form of the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, which consults regularly with outside counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2020.

7. Assets Transferred from Certain Acquired Plans

Effective January 11, 2023, the plan accepted the transfer of all the assets and liabilities of the Excel Industries, Inc. Employees 401(k) Savings Plan. The Plan received $35,528,309 of assets and $1,080,055 of loan receivables from participants into the Plan. As of the year ended December 31, 2023 the accepted assets and liabilities are reflected in transfers from other plans in the accompanying Statement of Changes in Net Assets Available for Benefits. The transferred plan assets were transferred to the Choice Accounts of the pertinent individuals and invested under the Plan in the investment funds that corresponded to the individual's prior plan funds as of a specific date. If an individual did not have a Choice Account in the Plan, a Choice Account was established for that individual and his or her transferred plan assets were invested in the investment funds in the Plan that corresponded to the investment funds in which his or her previous plan funds were invested on the pertinent date.

Effective December 30, 2022, the Plan accepted the transfer of all the assets and liabilities of the MTD Salaried Plan and the MTD Hourly Plan. In January 2023 the Plan received all the assets and liabilities into the Plan. As of the year ended December 31, 2022 the accepted assets and liabilities are reflected as a receivable on the Statement of Net Assets Available for Benefits. As of December 31, 2022, the Statement of Net Assets Available for Benefits reflected $363,280,925 of assets that were recorded as a receivable into the Plan from acquired plans pursuant to the merger of such plans into the Plan, and $6,542,358 of loan receivables from participants from transferred plans.

8. Risks and Uncertainties

The Plan invests in various investment securities which are exposed to certain risks including interest rate, market, currency and credit risks. Accordingly, material changes in the value of the investment securities could occur affecting the future value of participant accounts (inclusive of participant holdings of the Company’s common stock) as presented in the Statements of Net Assets Available for Benefits. Risks and uncertainties specifically related to the Company’s Common Stock include those set forth in the Company’s Annual Reports on Form 10-K, which was audited by other auditors, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

9. Legal Proceedings

In July 2022, plaintiffs filed a proposed class action lawsuit against the Company, the Company’s Board of Trustees, and the Administrative Committee of the Plan on behalf of a group of current and former employees who participate in the Plan. The lawsuit claims Plan fiduciaries breached their duties by (1) allowing unreasonable recordkeeping expenses to be charged to participants and (2) selecting, retaining or otherwise ratifying poorly performing target date fund investments instead of offering more prudent alternatives. The Company denies these allegations and is vigorously defending this lawsuit.

Stanley Black & Decker Retirement Account Plan

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)
EIN-06-0548860
Plan Number - 009
December 31, 2023

Identity of Issue, Borrower, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Cash:
Principal*	Cash	$1,730,307	$1,730,307
Common Stock:
Stanley Black & Decker, Inc.*	1,414,887 shares of Common Stock; par value $2.50 per share	51,149,494	138,800,415
Short-Term Investments:
Principal/Wells Fargo*	Short-Term Investment Fund S	10,598,459	10,598,459
Mutual Funds:
Neuberger Berman	Genesis Fund	96,027,726	88,802,511
Synthetic Investment Contracts:
Pacific Life	Constant Duration	30,263,143	30,263,143
RGA	Constant Duration	29,716,710	29,716,710
Transamerica Premier Life	Constant Duration	29,643,255	29,643,255
Voya Retirement Insurance & Annuity	Constant Duration	27,849,585	27,849,585
American Life	Fixed Maturity	10,802,968	10,802,968
Empower - MTD Stable Value Fund	Fixed Maturity	42,829,008	42,829,008
Common/Collective Trusts:
Mellon Capital Management Corporation	S&P 500 Index Fund	256,545,852	461,576,588
Blackrock Institutional Trust Company	Lifepath Index 2025 Fund	101,253,466	131,719,571
State Street Global Advisors	U.S. Extended Market Fund	87,641,158	130,720,796
Blackrock Institutional Trust Company	Lifepath Index Retirement Fund	68,521,784	90,975,852
Blackrock Institutional Trust Company	Lifepath Index 2030 Fund	139,054,222	181,305,258
Blackrock Institutional Trust Company	Lifepath Index 2035 Fund	125,779,575	171,406,427
State Street Global Advisors	U.S. Total Market Index Fund	48,205,468	82,338,036
State Street Global Advisors	Global Equity EX USA Index Fund	39,245,982	50,632,207
Mellon Capital Management Corporation	Bond Market Index Fund	24,232,134	24,283,465
Blackrock Institutional Trust Company	Lifepath Index 2040 Fund	121,843,148	163,570,501
Blackrock Institutional Trust Company	Lifepath Index 2045 Fund	81,445,553	109,985,573
Blackrock Institutional Trust Company	Lifepath Index 2050 Fund	80,571,438	105,690,307
State Street Global Advisors	US Inflation Protected Bond Fund	11,294,023	11,367,830
State Street Global Advisors	Intermediate Govt Cr Bond Fund	10,696,616	10,957,194
Blackrock Institutional Trust Company	Lifepath Index 2055 Fund	57,092,437	72,889,346
Blackrock Institutional Trust Company	Lifepath Index 2060 Fund	32,605,131	38,819,936
Loomis Sayles	Global Bond Fund	21,711,059	22,737,930
Blackrock Institutional Trust Company	Lifepath Index 2065 Fund	9,249,377	10,350,659
Harding Loevner	Harding Loevner International Equity A CIT	37,351,021	38,450,291
Total investments		1,684,950,099	2,320,814,128
Loans to participants*	Promissory notes at prime rate with maturities up to twenty years (ranging from 3.25% to 9.50%)		26,464,520
Total		$1,684,950,099	$2,347,278,648
* Indicates party-in-interest to the Plan.

Stanley Black & Decker Retirement Account Plan

Schedule H, 4(j) - Schedule of Reportable Transactions
EIN 06-0548860
Plan Number - 009

Year ended December 31, 2023

Description of Asset	Number of Purchases	Number of Sales	Purchase Amount	Sales Amount	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain on Sale

Category (i) - Single transaction in excess of 5% of plan assets.

None

Category (ii) - Series of transactions with the same person involving property other than securities and aggregating to more than 5% of plan assets.

None

Category (iii) - Series of transactions of the same issue in excess of 5% of plan assets.

None

Category (iv) - Single transaction with the same person in excess of 5% of plan assets.

None

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Black & Decker Retirement Account Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Stanley Black & Decker Retirement Account Plan

Date:	June 14, 2024	By:	/s/Scot Greulach
Scot Greulach
Chief Accounting Officer

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm